Exhibit 77Q2


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that fund trustees, executive officers, and persons who own more than 10%of a registered class of a fund's equity securities, as well as the funds' investment advisers and their officers and directors, file reports of ownership and changes in ownership of securities of the funds with the Securities and Exchange Commission and NYSE Amex. A fund's executive officers, trustees, and greater than 10%shareholders, as well as a fund's investment advisers and their officers and directors, are required to furnish the fund with copies of all forms they file pursuant to Section 16(a). Based solely on a review of copies of these reports furnished to the funds pursuant to Rule 16a-3(e), or written representations that no such reports were required:
 (i) RMR Real Estate Income Fund believes that during 2009 all filing requirements applicable to its executive officers, trustees, and greater than 10%shareholders, as well as to RMR Advisors, Inc., and its officers and directors, were timely met; and
(ii) RMR Asia Pacific Real Estate Fund believes that during 2009 all filing requirements applicable to its executive officers, trustees, and greater than 10%shareholders, as well as to RMR Advisors,
 Inc., MacarthurCook Investment Managers Limited (the "Subadvisor") and their officers and directors, were timely met, except that the following persons were late in filing their respective Form 3 reports:
George Wang and Gregory Bundy, both of the Subadvisor. As of the date hereof, the late Form 3 reports of Messrs. Wang and Bundy have been filed.